[Letterhead of Sutherland Asbill & Brennan LLP]

February 23, 2012

VIA EDGAR

Mr. Kevin C. Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp.

Registration Statement on Form N-2

Filed February 11, 2011

File No. 333-172214

Dear Mr. Rupert:

On behalf of TICC Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 17, 2012 with respect to Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-172214), filed with the Commission on February 1, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are indicated in the Company’s responses set forth below, such revisions have been included in the marked pages attached as an exhibit hereto.

General

1.	We note your reference to investments that have a “payment-in-kind,” or “PIK” interest feature in footnote no. 3 to the Company’s Schedule of Investments as of September 30, 2011. Please confirm that the Company will revise its Schedule of Investments in future filings to include a separate category for those investments that have a PIK interest component. In addition, please confirm that the Company will provide sub-totals for each category within its future Schedules of Investments.

The Company confirms that it will make the above-requested revisions to its Schedule of Investments as of December 31, 2011 in response to the Staff’s comment.

Mr. Kevin C. Rupert

February 23, 2012

2.	Please confirm that the tabular information set forth under the “Senior Securities” section of the Prospectus has been audited, as required by Instruction 8 to Item 4.1 of Form N-2.

The Company has revised the disclosure set forth in the “Senior Securities” section of the Prospectus in response to the Staff’s comment by including as exhibits the reports on the senior securities table relating to December 31, 2007 and 2006.

3.	We note the Company’s response to the Staff’s prior comment no. 2, but continue to believe a consent is required for inclusion of any additional financial statements, including unaudited interim financial statements, in a prospectus supplement relating to an offering off of the Registration Statement. Please confirm that the Company will file such a consent from its auditors via a post-effective amendment each time it include any additional financial statements in a prospectus supplement.

The Company confirms that it will file a consent relating to the annual financial statements from its auditors by means of a post-effective amendment to the Registration Statement each time it includes any additional financial statements in a prospectus supplement used under the Registration Statement.

4.	We note the Company’s response to the Staff’s prior comment no. 14. Please confirm that the Company understands that the Staff has not passed on or approved the Company’s analysis regarding the Company’s zero percent interest rate investment in GenuTec Business Solutions, or the disclosure contained in the Prospectus pertaining thereto.

The Company confirms that it understands that the Staff has not passed on or approved the Company’s analysis regarding the Company’s zero percent interest rate investment in GenuTec Business Solutions, or the disclosure contained in the Prospectus pertaining thereto.

Summary

5.	Please revise the disclosure set forth in the “Summary” section of the Prospectus to clarify that the investments held by the Company would generally be considered to fall below investment grade.

The Company has revised the disclosure set forth under the “Summary,” “MD&A” and “Business” sections of the Prospectus in response to the Staff’s comment.

Fees and Expenses

6.	Please revise the “Example” set forth in the “Fees and Expenses” section of the Prospectus to show the impact of the incentive fee payable to the Company’s investment adviser.

Mr. Kevin C. Rupert

February 23, 2012

The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

7.	Please revise the tabular disclosure in the “Fees and Expenses” section of the Prospectus to reflect the estimated amount of preferred stock the Company anticipates issuing under the Registration Statement, rather than including such disclosure in the related footnotes to such tabular disclosure.

The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

Part C – Other Information

8.	Please confirm that the Company has included in the Registration Statement the undertaking required by Rule 484 under the Securities Act of 1933, as amended.

The Company respectfully refers the Staff to the disclosure set forth in the final paragraph under Item 30 of Part C of the Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Jonathan H. Cohen / TICC Capital Corp.

John J. Mahon, Esq. / Sutherland Asbill & Brennan LLP